THE PRINCERIDGE GROUP LLC
1633 Broadway, 28th Floor
New York, NY 10019

October 18, 2012

VIA EDGAR

Mr. Michael Clampitt, Senior Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Collabrium Japan Acquisition Corporation (the “Company”) Registration Statement on Form F-1, originally filed September 7, 2012 (File No. 333- 183775) (the “Registration Statement”)

Dear Mr. Clampitt:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of Collabrium Japan Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated September 27, 2012, were distributed on or about October 5, 2012, as follows:

5 to FINRA members; and

182 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated September 27, 2012, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

THE PRINCERIDGE GROUP LLC

By:	/s/ Michael Bacchus
Name:	Michael Bacchus
Title:	Chief Compliance Officer